SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENPACT LIMITED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G3922B 107

(CUSIP Number of Class of Securities)

Victor Guaglianone

Genpact LLC

105 Madison Avenue, 2nd Floor

New York, NY 10016

(646) 624-5900

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Knute J. Salhus

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center, 250 Greenwich Street

New York, NY 10007 USA

(212) 230-8800

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$300,000,000	$38,640

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $300,000,000 in value of shares of common stock of Genpact Limited at a price not greater than $18.00 and not less than $16.50 per share in cash.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by Genpact Limited, a Bermuda company (“Genpact” or the “Company”), to purchase up to $300 million in value of its common shares, par value $0.01 per share (the “Shares”), at a price not greater than $18.00 per Share nor less than $16.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. Genpact’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Tender Offer Statement on Schedule TO (including exhibits) is intended to satisfy the reporting requirements of Rules 13e-4(b)(1) and (c)(2) under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and address. The name of the subject company is Genpact Limited. Genpact’s registered and principal office is located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda, and its telephone number at that address is (441) 295-2244. The administrative office of its affiliate, Genpact LLC, in the United States is located at 105 Madison Avenue, 2nd Floor New York, NY 10016.

(b) Securities. The information set forth in the Offer to Purchase in the section captioned “Introduction” is incorporated herein by reference.

(c) Trading market and price. The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and address. The name of the filing person is Genpact Limited. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Introduction”

•	“Summary Term Sheet”

•	Section 1 (“Number of Shares; Purchase Price; Proration”)

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”)

•	Section 3 (“Procedures for Tendering Shares”)

•	Section 4 (“Withdrawal Rights”)

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”)

•	Section 6 (“Conditional Tender of Shares”)

•	Section 7 (“Conditions of the Offer”)

•	Section 8 (“Price Range of the Shares; Dividends”)

•	Section 9 (“Source and Amount of Funds”)

•	Section 10 (“Certain Information Concerning the Company”)

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”)

•	Section 13 (“Material U.S. Federal Income Tax Consequences”)

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”)

•	Section 16 (“Miscellaneous”)

(b) Purchases. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company’s securities. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 8 (“Price Range of the Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of funds. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference. The Company has no alternative financing arrangements or plans relating to the Offer other than those described herein.

(d) Borrowed funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities ownership. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a) Agreements, regulatory requirements and legal proceedings. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Certain Legal Matters; Regulatory Approvals”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference. Genpact will amend this Schedule TO to reflect material changes to information provided in the Schedule TO, including that provided through the Offer to Purchase, to the extent required by Rule 13e-4(d)(2). To Genpact’s knowledge, no material legal proceedings relating to the Offer are pending.

(c) Other material information. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)*	Offer to Purchase dated March 6, 2014

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)*	Press Release dated March 5, 2014

(a)(5)(ii)*	Advertisement announcing the commencement of the Offer

(b)(1)	Credit Agreement dated as of August 30, 2012 by and among the Registrant, Genpact International, Inc., Headstrong Corporation, Genpact Global Holdings (Bermuda) Limited, Morgan Stanley Senior Funding, Inc., as administrative agent, swingline lender and a term lender, Morgan Stanley Bank, N.A., as issuing bank and a revolving lender, Citigroup Global Markets Inc., as syndication agent and documentation agent, the other joint lead arrangers and joint bookrunning managers identified therein and the other lenders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 30, 2012).

(b)(2)	Amendment No. 1, dated as of June 14, 2013, to the Credit Agreement, dated as of August 30, 2012, by and among the Registrant, Genpact International, Inc., Headstrong Corporation, Genpact Global Holdings (Bermuda) Limited, the other subsidiaries of the Registrant party thereto, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and swingline lender, Morgan Stanley Bank, N.A., as issuing bank, and the joint lead arrangers and joint bookrunning managers identified therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on June 14, 2013).

(d)(1)	Amended and Restated Shareholder Agreement, dated as of October 25, 2012, by and among the Company, Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, RGIP, LLC, Twickenham Investment Private Limited and Glory Investments TA IV Limited (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on October 25, 2012).

(d)(2)	Gecis Global Holdings 2005 Stock Option Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(3)	Genpact Global Holdings 2006 Stock Option Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(4)	Genpact Global Holdings 2007 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(5)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(6)	Reorganization Agreement dated as of July 13, 2007, by and among the Company, Genpact Global (Lux) S.à.r.l., Genpact Global Holdings SICAR S.à.r.l. and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.17 to Amendment No. 2 of the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on July 16, 2007).

(d)(7)	Assignment and Assumption Agreement dated as of July 13, 2007, among the Company, Genpact Global Holdings SICAR S.à.r.l. and Genpact International, LLC (incorporated by reference to Exhibit 10.19 to Amendment No. 2 of the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on July 16, 2007).

(d)(8)	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 4 of the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on August 1, 2007).

(d)(9)	U.S. Employee Stock Purchase Plan and International Employee Stock Purchase Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement filed on Schedule 14A with the SEC on April 3, 2008).

(d)(10)	Form of RSU Award Agreement (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K (File No. 001-33626) filed with the SEC on February 23, 2010).

(d)(11)	Form of Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on March 15, 2010)
(d)(12)	Form of Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on March 21, 2011).

(d)(13)	Form of RSU Award Agreement, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on March 31, 2011).

(d)(14)	Form of Amended and Restated Genpact Limited 2007 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 1 to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 001-33626) filed with the SEC on April 15, 2011).

(d)(15)	Employment Agreement by and between the Company and N.V. Tyagarajan, dated June 15, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on June 17, 2011).

(d)(16)	Employment Agreement by and between Genpact LLC and Patrick Cogny, dated August 5, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 10, 2011).†

(d)(17)	Form of Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-33626) filed with the SEC on May 10, 2012).

(d)(18)	Performance Share Award Agreement with N.V. Tyagarajan, dated March 6, 2012 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 001-33626) filed with the SEC on May 10, 2012).

(d)(19)	Letter Agreement dated August 1, 2012 between the Company and South Asia Private Investments (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(20)	Letter Agreement dated August 1, 2012 by and among the Company and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(21)	Shareholder Agreement dated August 1, 2012 by and among the Company and South Asia Private Investments (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(22)	First Amendment to the Genpact Limited 2007 Omnibus Incentive Compensation Plan (as Amended and Restated April 11, 2012), effective as of August 1, 2012 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(23)	First Amendment to the Genpact Limited International Employee Stock Purchase Plan and U.S. Employee Stock Purchase Plan, effective as of August 1, 2012 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(24)	Letter Agreement by and between the Company and N.V. Tyagarajan, dated August 2, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(25)	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File no. 01-33626) filed with the SEC on August 9, 2013).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

Item 13. Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2014

GENPACT LIMITED

By:	/s/ N.V. Tyagarajan
N.V. Tyagarajan
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase dated March 6, 2014

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)*	Press Release dated March 5, 2014

(a)(5)(ii)*	Advertisement announcing the commencement of the Offer

(b)(1)	Credit Agreement dated as of August 30, 2012 by and among the Registrant, Genpact International, Inc., Headstrong Corporation, Genpact Global Holdings (Bermuda) Limited, Morgan Stanley Senior Funding, Inc., as administrative agent, swingline lender and a term lender, Morgan Stanley Bank, N.A., as issuing bank and a revolving lender, Citigroup Global Markets Inc., as syndication agent and documentation agent, the other joint lead arrangers and joint bookrunning managers identified therein and the other lenders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 30, 2012).

(b)(2)	Amendment No. 1, dated as of June 14, 2013, to the Credit Agreement, dated as of August 30, 2012, by and among the Registrant, Genpact International, Inc., Headstrong Corporation, Genpact Global Holdings (Bermuda) Limited, the other subsidiaries of the Registrant party thereto, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and swingline lender, Morgan Stanley Bank, N.A., as issuing bank, and the joint lead arrangers and joint bookrunning managers identified therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on June 14, 2013).

(d)(1)	Amended and Restated Shareholder Agreement, dated as of October 25, 2012, by and among the Company, Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, RGIP, LLC, Twickenham Investment Private Limited and Glory Investments TA IV Limited (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on October 25, 2012).

(d)(2)	Gecis Global Holdings 2005 Stock Option Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(3)	Genpact Global Holdings 2006 Stock Option Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(4)	Genpact Global Holdings 2007 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(5)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(6)	Reorganization Agreement dated as of July 13, 2007, by and among the Company, Genpact Global (Lux) S.à.r.l., Genpact Global Holdings SICAR S.à.r.l. and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.17 to Amendment No. 2 of the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on July 16, 2007).

(d)(7)	Assignment and Assumption Agreement dated as of July 13, 2007, among the Company, Genpact Global Holdings SICAR S.à.r.l. and Genpact International, LLC (incorporated by reference to Exhibit 10.19 to Amendment No. 2 of the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on July 16, 2007).

(d)(8)	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 4 of the Company’s Registration Statement on Form S-1(File No. 333-142875) filed with the SEC on August 1, 2007).

(d)(9)	U.S. Employee Stock Purchase Plan and International Employee Stock Purchase Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement filed on Schedule 14A with the SEC on April 3, 2008).

(d)(10)	Form of RSU Award Agreement (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K (File No. 001-33626) filed with the SEC on February 23, 2010).

(d)(11)	Form of Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on March 15, 2010)

(d)(12)	Form of Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on March 21, 2011).
(d)(13)	Form of RSU Award Agreement, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on March 31, 2011).

(d)(14)	Form of Amended and Restated Genpact Limited 2007 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 1 to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 001-33626) filed with the SEC on April 15, 2011).

(d)(15)	Employment Agreement by and between the Company and N.V. Tyagarajan, dated June 15, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on June 17, 2011).

(d)(16)	Employment Agreement by and between Genpact LLC and Patrick Cogny, dated August 5, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 10, 2011).†

(d)(17)	Form of Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-33626) filed with the SEC on May 10, 2012).

(d)(18)	Performance Share Award Agreement with N.V. Tyagarajan, dated March 6, 2012 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 001-33626) filed with the SEC on May 10, 2012).

(d)(19)	Letter Agreement dated August 1, 2012 between the Company and South Asia Private Investments (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(20)	Letter Agreement dated August 1, 2012 by and among the Company and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(21)	Shareholder Agreement dated August 1, 2012 by and among the Company and South Asia Private Investments (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).
(d)(22)	First Amendment to the Genpact Limited 2007 Omnibus Incentive Compensation Plan (as Amended and Restated April 11, 2012), effective as of August 1, 2012 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(23)	First Amendment to the Genpact Limited International Employee Stock Purchase Plan and U.S. Employee Stock Purchase Plan, effective as of August 1, 2012 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(24)	Letter Agreement by and between the Company and N.V. Tyagarajan, dated August 2, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(25)	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File no. 01-33626) filed with the SEC on August 9, 2013).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.